Exhibit 13.4

Video 1 Transcript (21:15 – 44:17)

Ben we can see you, can you share your–

(inaudible)

Yeah that's great.

(inaudible) see my screen?

Yes, we can see you and we can see your screen. So thanks again Ben, just want to let everyone know, Ben, so you know, Monogram Orthopedics which is our latest ready plus campaign. The company is actually in reservation mode as it awaits SEC qualifications. So I will let Ben speak more to the company right now.

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Great, well, thanks everyone for your time today. I'm the CEO of Monogram Orthopedics. Monogram is a technology that is going to completely disrupt the way orthopedic medicine is delivered.

So really what we're doing, Monogram is really dependent on certain foundational technologies that didn't exist until really very recently. We're combining robotics, artificial intelligence, and 3d printing to create just in time inventory solutions for the delivery of orthopedic care.

This has never been done, there's no competition in this market. There are companies that do robotics, there are companies that do some – I'm going to put it in air quotes, because we don't really believe that it's full patient specific solutions, we can get into that – but there's really nobody who's pulling all of these pieces together in an integrated, vertically optimized way.

The market that we're addressing is huge. So one of the landmarks of a good investment is a massive opportunity market with a lot of pay. The hip market is about 7 billion dollars going to 8 over the next 5 years, and the knee market is 8.5 billion going to over 10 billion dollars over the next five years. So very large markets with significant growth.

One of the key things that I will point out is there's well over a million hip and knee replacements a year, but what's remarkable is that the top 4 players account for 76% of the market opportunity. This is just crazy, the market is incredibly unhealthy, and it's just ripe for disruption.

So let's describe why there is a monopoly in the first place.

It really comes down to a simple fact that these companies don't know exactly what size is needed. So they have to have everything available preoperative. What that results in is massive amounts of inventory. When you look at the inventory turns for the industry, they're incredibly low. We're talking about 1 times versus 6, 7 times for the average S&P company. So this is a tremendously inefficient business model, and because it's so inefficient, it creates a monopoly.

We think that we can disrupt that.

Let's just take a specific case. So this is the pricing of a DePuy Synthes corail stem. So ASP list price is about 20,000 dollars, the ASP is about 5. It takes a – and this is based on a case performed by one of our surgeons, surgeon founders – we estimated that it took about 77 thousand dollars for the delivery of 5000 dollars of revenue. So we're talking about a tremendously inefficient business model.

In addition to that, not even accounted for, it takes approximately 7 trays of underutilized instrumentation that needs to be re-sterilized each case, so it's just a tremendously inefficient model.

The second thing that's really interesting is that from a clinical perspective, generic implants aren't that good. When you look at some studies that we've run, so we actually simulated insertion with a surgeon who had, a blind surgeon that had no idea what the purpose of the study was, we just gave him x-rays and implants and had him size and insert the implants. He was, on average, 14 mm off the center from the generic implants. So we're talking about in some cases, it's not only not good at restoring patient anatomy with generics, but it's literally impossible. In simulations we've run, it wasn't even possible to insert the implants.

The other thing that's really interesting is that these implants often aren't inserted in a very efficient way. In fact, these generic implants are inserted with crude manual instruments that actually introduce a lot of clinical challenges. For example, fracture in the case of the insertion of a hip.

So lets get into the Monogram solution. Monogram has developed a fully automated architecture that takes a CT scan and auto generates a segmented CAT file from that CT scan, so we can identify and map the inner cortical wall, the outer cortical wall, the center of rotation, the axis of rotation, all of the key anatomical landmarks. And then what we do with that data is we're auto-generating a perfect, patient specific implant that maximizes conformity with the inner cortical wall. We're doing this for hips and we're doing this for knees.

What's very interesting is once we have the hip, the patient specific hip, what we do is we run it through an algorithm that auto-generates a patient specific cut path, so the cavity and the implant are both going to fit together like a perfect puzzle piece. What's interesting about this is that the end result is an implant that fits perfectly in a cavity that was created perfectly, zero complications, zero risk of fracture, high precision insertion, high precision delivery. Everything in a fully automated workflow with the click of a mouse.

So this is kind of the end result, you'll see this is simulation of our knee, the green is showing all of those regions of cortical contact. So we have literally an implant that fits perfectly within the cavity that was generated by the implant.

Let's get a little bit into what we've developed from an IP perspective. So there's multiple prongs to the Monogram system. Let's start with the consumable, what you see on the top right is proprietary design for our knee. We have proprietary patents on our knee, on our hip, so these are not issued patents, they're applications. We have technical patents that describe how to protect the process itself, auto-generating the implants, simulating the insertion, simulating the robotic execution, and we also have patents on the robotic enhancements that we're doing, so we can get a little bit into those, and I can show you some video of the robot and get into that. But essentially we're taking a very state-of-the-art robot with 7 degrees of freedom, we're running the cut paths through optimization algorithms, we're able to leverage the kinematic redundancy of the robot to worry not only about getting from point A to point B, but how the robot gets there. We're able to introduce dynamic boundaries, I'll show you all of this in the video shortly.

The Monogram team is, Monogram was founded by a surgeon based out of Mt. Sinai, Dr. Doug Unis. We're basically a bunch of, my background is in commercializing medical technologies, and I'm an engineer in my background with a finance background CFA, and have helped commercialize several companies. We have a bunch of robotics, medtech folks, lot of software support, kind of the full gambit of engineering nerds.

In terms of just the market opportunity, it's really incredible, but it's totally wide open. So the top 4 players on the market that I mentioned earlier are Stryker, Zimmer, Smith & Nephew, DePuy Synthes. None of these companies have a robotic solution in combination with patient specific implants. Some of them have robotic solutions, some of those robotic solutions would be more or less capable of actually even inserting a patient specific implant. For example, Stryker has a 4 degree of freedom robot that actually could not actually know the cavities that were milling from the hip. So they would literally need to put their robot into obsolescence and rebuild their whole robotic platform to even execute some of the surgical plans that we have. So it's really, even though the market is huge, there's nobody doing it. So it's really a race to capture this opportunity.

In terms of our raise, we're raising 20 million dollars. The majority, lion's share of that is just going into product development and generating a product as quickly as we can, almost nothing is going into property funded equipment. The model is going to be very lean, very scalable, variable costs. We're working with the largest manufacturer of orthopedic implants in the world to help us manufacture and commercialize those. Early on, we're really focused on market penetration and we'll worry about optimization of pricing down the road. But really, it's about getting this product to the market as quickly as possible.

Let me show you some video of our robot to give you a sense of what we're doing. So, and some of the features that we're able to actually execute.

So to start with, the basic fundamental framework of thinking behind our robot is to give the surgeon as much control as possible, but have everything highly optimized. So what you're seeing here is a demonstration of our controls which actually allow, it's linked to a foot petal that allows the surgeon to control the speed of execution and movement of the arm.

What you're seeing here is really sophisticated target tracking, and you can see how the robot is perfectly following very large movements.

And then finally what you're seeing here is something that's completely proprietary to Monogram, so we are actually mounting the cameras to the robot arm to mitigate the issues of occlusion.

What you're seeing here demonstrated is obstacle avoidance. So if you imagine the ring to be the surgical incision, our robot is able to real time execute a gut pass within a constrained boundary. What you're seeing, the surgeon gooey on the right, is the ability to visualize those boundaries, we're giving the surgeon control over where those boundaries are, and we can tie those boundaries in real time to objects in the surgical theater.

So what we're showing here is that we can actually track retractors, and now all of a sudden the soft tissue that was never, that other robots have no clue and can't visualize, all of a sudden we can see it and create real time boundaries around those soft tissues which is, it adds an incredible level of safety and control to the user, but also allows us to speed things up.

So that's pretty much the summary, and I can get into more nuts and bolts, but I really want to close with this, and this is a quote from 2011 from the CEO of Smith & Nephew, David Illingworth. And Smith & Nephew is one of the top 4 implant companies in the world. And really what he describes is what we're doing.

So he said, "If we can get to the point where we can take an image for a joint replacement and send out an instrument set and an implant that is going to fit perfectly, that's a real need and will drive adoption in the future." That's really the future that Monogram is delivering, so we are bringing to market the future of orthopedics, and it's going to completely disrupt the way business is done today.

I'm happy to take any questions.

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Great, thanks so much Ben. Let's get started with the Q&A. First question here, can you go into more detail about your current stage of production?

Sure, so in order to validate that this is possible, there's really 4 things that we needed to prove.

One is we needed to prove the viability of 3d printing for the application, specifically for the hip. There are no mass produced, 3D hip stems on the market. So rather than develop, rather than rely on just our own expertise, we put in place a R&D collaboration agreement with – and all it is is a data sharing agreement – with one of the largest 3D printing companies in the world. And they have a new proprietary powder that was used to test the mechanical strength of simulated hips that we made. We ran those simulated hips through ISO7206 dash 4 and dash 6, for neck and stem fatigue tests, with a group called Empirical Testing and we passed. So we passed 10 million cycles in the neck and 5 million cycles in the stem. So we validated that the viability of the manufacturing process. That's the first thing we validated.

The second thing that we needed to validate was the clinical superiority of our hip and our knee. So with the hip we ran a, what we did was we took generic implants, and compared those as the base case and compared those against the Monogram implants in collaboration with UCLA. And what we showed was that our stem has 700% more cortical contact and 7 times less micro-motion. So we really knocked it out of the park in terms of demonstrating the viability of our implant and its clinical superiority. We also restored the head within microns versus, on average, the generic was about 14 mm off center from the center of the patient.

For the knee, we actually just got data back on our knee from the University of Nebraska, so specifically we're focusing on the tibia, 20 to 30% of tibial failures are related to aseptic loosening of the tibial component. So we have a completely proprietary design, I can show you that design in a slide presentation here, let's pull it up… in our longer form presentation we get into all of this.

So our knee looks a little different, and I can describe a little bit about what it's doing, but what you'll see is we have patient matched limbs at the periphery of the implant that essentially mirror the inner cortical wall and allow us to get right up against that healthy solid bone, the cortical bone. You'll also see that there's 2 medial and lateral humps, and what those humps do is they mitigate the sheer forces across the reception plane. One of the big limitations of generic implants, and you'll see on this slide, is that it's really based on a flat reception plane. So everything's about taking a sagittal saw, recepting the tibia, and placing a flat implant on a flat surface. And that's really not a, it's just a fundamentally flawed design. So what we've done is we've really thought outside of the box and we're driving initial stability at the periphery of the implant where it's most needed. What we've been able to show with the University of Nebraska, and I can share that data, we're probably publishing that next week, is we had remarkable improvement over the leading press-fit tibia which is the Stryker Triathlon. So we literally blew that implant out of the water. We'll be sharing that data shortly.

So I guess in summary, that's the second thing.

The third thing is demonstrating the efficacy of our product. The third thing is the robotic execution. So we're executing high precision tracked cuts with our robotic system. So really now it's about productizing all of these really high functioning prototypes and building them out through the FDA process which we can get into how our strategy on that.

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Great, thank you Ben. Next question here, who would you say are your closest competitors, and can you talk about if there are any overlaps with the company Intuitive Surgical?

Sure, so our closest competitor is Mako, which is a subsidiary of Stryker, they were bought for 1.6 billion dollars. So Mako was a robot that was developed in the late 80s, early 90s, it's a 4 degree of freedom cable driven Barrett arm that was licensed by predecessor companies to Mako.

Mako is used to insert generic implants and it's a completely different robotic platform, so it's based on haptic technology. And the way haptic works is there's a preoperative plan that's developed, and the robot essentially doesn't allow the user to go outside of the boundaries of that preoperative plan. We think that that model is tremendously deficient, we don't think that haptics is the future, we think that there's significant limitations to a 4 degree of freedom arm.

So we think there's just a lot of low hanging fruits to optimize the robotics phase. In addition their navigation is cart mounted, so they're using a MBI Polaris cart-mounted system that has occlusion issues, so if anybody walks in front of the cameras, the procedure basically stops.

So there's just a lot of low hanging fruits to optimize the procedure, and biggest objection from users, outside of it costing over a million dollars, it has an ASP of about a million dollars, it's slow. And it's really only being used in the same old generic implants.

So we believe that the future is better robotics with real time user control, things that, like, soft tissue tracking, the ability to execute cuts within real-time defined boundaries and really hyper optimized cut paths with patient-specific implants. At the end of the day, we think that robots should not be doing what manual instruments can do. So you can insert a Stryker Triathlon knee with manual instruments, and a lot of surgeons do. It's not a 100% utilization of the robot for the total knee. So we really think that the future of robotics is not a nice-to-have, it's a must-have. And we're able to actually insert patient-specific implants, and they cannot be inserted with manual instrumentation. So we really are rethinking things.

Intuitive Surgical is a completely different type of robot. So to start with, if you look at the clinical indications of surgical, of Intuitive Surgical robot, it's really, it is not clinically indicated for orthopedics. And the demands of orthopedics are completely different.

So when you look at an Intuitive Surgical robot, it's really built on a premise of master-slave. So essentially the user is actuating the robot with something like a joystick, and the whole point is really to make very fine, very accurate movements of an end effector. So there's a video of the Intuitive Surgical robot sewing together the skin of a grape for example. The fundamental framework is totally different. There's no optimized cutting tools, the robot really isn't designed for executing high precision tracked cuts in a very efficient way. So just a really, completely different market.

And then on top of it, it's really not an attractive market in our opinion to robot companies, we think that the reason you should be a robot company is because you have a proprietary implant that actually makes a clinical difference. So the Monogram implants are actually fundamentally better. And we have demonstrated that. And so the idea is, really, the 18 billion dollar market is the implant, it's not the robot. So just to come into an orthopedic space with another robot isn't really solving any clinical problems. You need another robot that has a reason for existing. And the reason Monogram exists is to insert better implants and completely disrupt the orthopedic paradigm. The current paradigm is generic implants that are off the shelf, incredibly expensive, incredibly inefficient. We think the market is ready for a just-in-time, inventory solution that is clinically superior. So that's really what Monogram is about.

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Great, thank you. We have time for a couple more questions. Next question is are there any plans for shoulder implants?

Yes, so actually we're putting together a promo video, and one of the surgeons that is on the video is an actively practicing orthopedic surgeon. We think that there's opportunities in ankle, we think that there's opportunities in shoulder, we really think that the whole portfolio of orthopedic implants is ripe for disruption.

So our plan is to capitalize on the low hanging fruit with respect to IP and cover ankle and shoulder and extremities with IP, but we're focusing on our initial commercialization on hips and knees, which are the 18 billion dollar market, and just really, kind of the massive elephant in the room. But those are certainly areas we're going to be focusing on as well. But our plan if we do get acquired in the short term would be to let the larger company commercialize those, someone who already has the infrastructure in place for those channels.

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Thanks Ben, the last question here is kind of about what you just talked about. Can you talk a little bit more about your exit strategy?

Yes. So we believe that it's really important to, so we call it something called brand attraction. So our plan is not to go to companies and say 'buy us', but our plan is to go to surgeons that are early adopters, get scaled, and disrupt. And the more pain that we introduce, the higher our evaluation will go. So our plan is to proceed and access the capital markets and continue to grow, but I will say that we are meeting in June with one of the top 4 orthopedic companies for a demo that has gone all the way up to their CEO in the terms of socializations in their company, so for the right price we will sell the company, but we think we have a very compelling solution, we don't think it takes that much capital to deploy, at least to get to 10 to 20 million dollars, I think we can do it very cost efficiently. So our plan is to continue to grow and disrupt, but we are available if somebody finds us, wants to write a big enough check.

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That's all the time we have for questions, thank you to everyone that watched and who has questions. Again each company will be receiving the questions that we didn't have time for afterwards so please look out for responses on the discussion board.

Monogram Orthopaedics | Investor Webinar

Join us for an investor webinar on Wednesday, May 22nd at 5pm ET featuring Monogram Orthopaedics. Ben Sexson, Monogram's CEO, will be presenting a short pitch presentation and answering questions from the crowd.

Monogram is raising its Series A round on SeedInvest and is currently accepting reservations as it awaits SEC qualification. Learn more here: https://www.seedinvest.com/monogram/series.a

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Monogram Orthopaedics Inc is accepting reservations for an Offering under Tier II of Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission (the "Commission") and approval of any other required government or regulatory agency. A reservation is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Statement that has been qualified by the Commission. A Preliminary Offering Circular that forms a part of the Offering Statement has been filed with the Commission, a copy of which may be obtained from Monogram Orthopaedics Inc: https://www.seedinvest.com/monogram

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Video 2 Transcript (full)

Good afternoon everyone, thanks very much for joining in today's webinar, my name is [Nick Pinto], I'm on the venture growth team here at SeedInvest. Excited to be joined by founder and Chief Medical Officer Doug Unis as well as Ben [Sexon], CEO of Monogram Orthopedics, which is linking 3D printing, machine learning, and robotics for high precision, patient matched implants. Ben and Doug will be taking us through a quick pitch presentation and answering questions from the audience. If you have any questions you can ask them in the question section of your gotowebinar control panel. With that, Doug and Ben, please take it away.

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Welcome everyone, we really appreciate your time on today's call. I want to start out by introducing our founder, Doug Unis. Dr. Unis is a practicing orthopedic surgeon out of Mt. Sinai in Manhattan. He is the inventor of Monogram and the core technologies that drive the innovation that we're moving. I want to give Doug an opportunity to introduce the genesis for Monogram, why it's so clinically relevant, and why it's going to be so disruptive, and then circle back to the plan for commercializing these technologies and monetizing this incredible technology.

So Doug, with that I'm going to hand it over to you.

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Good afternoon everybody, thanks for inviting us on the call. So I'm going to start by saying that I truly believe that custom, patient specific implants for joint-replacement surgery is inevitable, it is going to happen and there are 3 reasons for that.

The first is that there is emerging technology in the fields of artificial intelligence, robotics, and [additive] manufacturing where 3D printing, that are making it not only possible but practical and cost efficient.

The second thing is that the companies that sell most of the implants are burdened with massive inventories, that is one of their biggest burdens, and so having on demand, just in time implants is a way to mitigate some of that huge inventory that these companies are carrying.

And the last thing is that we are targeting real clinical issues, we're solving major failure modes in joint replacement surgery with custom implants. We're making a better mouse trap that's better for the patient and if we can show clinical benefit, we get buy in from surgeons, from patients, and from the hospitals alike.

So with that, this is certainly something that is in the industry. This is a quote from the CEO of one of the big joint companies who essentially was describing what I just said, which is that the industry is ready for just in time, custom implants.

So this is our technology in a nutshell. Essentially, we start with a CT scan, and then our proprietary software takes the images from the scan and creates a three-dimensional map that outlines all of the relevant bone anatomy and creates a very detailed internal and external map of the bone. We then auto-generate a CAD file of a custom implant that's designed to fit just that patient's bone, both inside and outside. These are not cemented implants, so the tighter we can get them to fit inside the bone, the better they will work short and long term. And we also can match the patient's anatomy very precisely. The second ingredient is a robot which is the delivery system for creating a perfect bone cavity that accommodates that implant and gives us that perfect fit that is really not possible with the manual instruments that I use today. Ben's heard me say many times that the instruments used are like caveman, bronze-age instruments, metal hammers and chisels and that kind of thing, so this is a big leap forward in terms of how we physically do the surgery.

Orthopedic robotics has not gone anywhere because the generation 1, which is Mako, some of you may know is a big competitor on the market, has shown good results over the last 10 years since they've been on the market. The x-rays look great after the surgery which makes the surgeons happy, the patients get better clinical results, and we're now starting to see data showing improved survivorship of the implants because they're just put in more accurately.

But these 1st generation robots have had significant issues as well, in terms of their expense, they're slow in the operating room, disruptive in the operating room, and they're very big. So they really kind of blow up your normal OR flow, and have been a barrier to surgeons adopting them.

One of the big reasons is that there's a navigation system involved, which in any kind of surgical robotics, which allows us to track the patient's bone, current navigation systems are very cumbersome and primitive, they rely on cameras that are off the patient, they are off the table by about 10 feet. So you can't get in the way of the camera, we have to put these bulky arrays on the patient, which get in the way, and they're generally just a nuisance.

The other problem with generation 1 robots is we have to register the patient's anatomy, and we need 50 to 60 points per case, which takes a lot of time in the operating room, and it's a hassle. This is what a generation 1 robot looks like in practice. And what you can see is you've got all these guys in the background there with their arms folded because they've all been kicked out of the surgery by this robot which is occupying a huge amount of space, and by this navigation system that nobody can get in the way of, so the surgeon is left with one assistant turned sideways trying to hold the retractor, it's very, very disruptive to the normal workflow.

So the big players, Ben and I actually just met with Johnson & Johnson, who's very interested in this technology, their orthopedic branch is called DePuy, they're the largest player in the joint replacement market. They are very interested in a second generation of robots which is smaller, lighter, less disruptive than the 1st generation, quicker to do in the operating room, and significantly less expensive. Mako costs about a million too, so there's new technology that's quite a bit cheaper out there. But these gen 2 robots that should be coming online within the next year to 2 years are still only being used to drive sales of the same old off the shelf implants that we've always used. And so what we're suggesting is, and what we're developing is a 3rd generation robot that continues to make gains in speed in the operating room, and safety and disruption and all of those things, but most importantly is designed to put in custom implants, and it's designed to really completely shift the way that we make and design implants.

And this a view of our robot, this is showing how we can live track a bone, so you see the robot following a bone, live in real time, and it's pretty quick, this is our operating system working on this robotic arm that's a very, very complicated math equation.

We've also mounted robots on the camera, so instead of having that off table navigation system, we now have, we've given the robot a set of eyes so all it has to do is see what's directly in front of it, which eliminates the line of sight issues that we mentioned with traditional navigation.

We also have created what we call obstacle avoidance, or smart retractors, so the surgeon can, so that the robot can essentially track any object that we tell it to, so we put bar codes on the normal retractors that we use, creating kind of a safe space that is represented by that donut there, the robot will do whatever it can to avoid getting into that safe space which in a patient would be potentially a blood vessel or a nerve or a ligament that you don't want to cut, so this is a huge safety feature and allows us to run the robot much faster, improving the OR time.

We also have a gas petal on the robot to change the speed as the surgeon dictates the clinical situation.

The next innovation that we're really excited about is, rather than needing 50 to 60 points, we can 3D print a special guide that will allow us to do three quick points, allowing for very rapid registration of the patient's bone. In other words, what we're doing here is we're telling the robot where the patient's bone is in 3 dimensional space and then it allows the robot to track that bone.

So using this robot and this platform, we are now able to reimagine actual implants and create a totally new generation of orthopedic implants, so this is, I hope you guys can see this, this is our tibial implant for a knee replacement. The biggest reason that knee replacements fail is that the tibial part is loose, it's by far the most common source of failure. What we've done is created the best tibial implant that is available on the market, and our data shows that.

We are able to create irregular, undulating custom surfaces, as you see the robot doing here, rather than the typical flat cut that we do with a regular saw in the operating room. So because we have this tool that can do things that can't be done with manual instruments, we can totally rethink the actual implants and make them work the best that they possibly can. And again, we have data showing that this works, we know that traditional knee implants are kind of like a seesaw, you're putting a flat implant on a flat bone surface, and it's just going to rock back and forth and get loose over time, so we've actually rethought that. And we have data that we've generated with the University of Nebraska showing that our implant is almost twice as stable as the best performing Stryker implant that's on the market. This is a big deal for the industry and really exciting to the DePuy people, the J&J people that we just met with.

On the hip side, we are able to develop a very bone conserving, ultra short stem, the silver stem or grey stem is our custom stem, see how short it is, compared to a typical J&J DePuy stem which looks like kind of a five iron. So we're able to save bone and be much more stable in the bone as well while restoring the patients anatomy.

This is kind of what our implant looks like going in. And again, when we had data that we generated with UCLA, it showed far superiority, 6 plus fold improvement in stability and near perfect restoration of patient anatomy. All this stuff translates into game changing, clinical benefit, and is really exciting to the industry.

This is a look at our data schematic from UCLA. I'm going to turn it over to Ben at this point.

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Sure. So the key things that we really want to do are to de-risk the opportunity and validate the hypothesis, that our knee is clinically superior and then secondly that it's possible to make these implants.

So what you're looking at here are the mechanical testing results for our hip. And you can see we've passed ISO7206-4 and -6 testing, which is extremely rigorous testing. The neck fatigue test is 10 million cycles at 1200 pounds, which is very difficult for 3D printing technologies. We through a collaboration with EOS, which is one of the largest 3D printing companies in the world, have developed a solution that has passed this testing, so we're quite confident that not only is 3D printing a superior candidate clinically, but it's viable from a manufacturing perspective.

This is just a quick overview of some of our intellectual property assets, we have covered a whole range of ideas from the specific implant designs to non-trivial solutions for insertion and insertability testing, the hip cavity is non-trivial, making sure the hip is insertable is non-trivial, making sure that the implant is insertable, various features of the implant, various features of the robot system that Doug described, various features of the implant generation process, and all of those algorithms as well, so we really have, the registration process that Doug described, so we have a full gamut of IP assets that we're continuing to build.

This really just illustrates with numbers the inventory problem that Doug was talking about, Doug alluded to this but 4 companies account for 76% of the total market opportunity. The primary reason for that is the tremendous cost of actually servicing customers.

So we actually pulled this from a case that Doug recently did. We calculated that there were 77 thousand dollars based on the ASP that the hospital was paying for a procedure that generates about 5 thousand dollars of revenue. Obviously tremendously inefficient. On average, Doug uses for a typical hip 7 trays, for a typical knee 5 trays, we think that we can get all of that underutilized tray space down to 1 tray for the hip, 1 tray for the knee, so we can introduce tremendous efficiency.

And again going back to the earlier comment, this is well recognized for the industry, this is where the industry is moving, we're just ahead of the curve.

In terms of margin analysis, we've done quite a bit of work making sure this is economically viable, we are working with numerous manufacturers to make sure we can make our implants in an economic way. Right now as it is today, we're about at a 10% delta on the cost to manufacture, but we expect with continuing efficiencies to be somewhat in line with standard manufacturing methods.

This is a quick look at the Monogram team. Right now, a lot of our focus has been on robotic development, that's probably the most nontrivial piece of what we're doing. All of the algorithms that we're developing are custom, so non-stock, so there's really just a lot of brainpower going into making sure this robot works well and efficiently, and demonstrating that.

We also have pretty solid coverage from a scientific advisory perspective. So my background is in mechanical engineering from CalTech, so we had some pretty sharp minds from CalTech helping us on the robotics side. We also have on the biomechanics side both Hani Haider and Sophia Sangiorgio who run the biomechanics labs at the University of Nebraska and UCLA respectively, as well as EOS, who we alluded to, who are the largest 3D printing company in the world in terms of 3D printers themselves.

These are the terms of the raise. So Monogram is raising 20 million dollars, we're planning on commercializing our technology through the 5-10K pathway. The 5-10K pathway describes a pathway where we will claim substantial equivalence to a product in the field and we will prove that our device has improved or superior safety features. So for the robotics side of things [product name] is our predicate device, we have a couple of stems on the hip side and we're working with our regulatory consultants on the knee side as well. So there's two press fit tibias on the market, one which is 3D printed, the Stryker Triathlon, so we're optimistic that we will be able to commercialize it as efficiently as possible.

And with that, I think we should open up to questions Nick.

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Right, thanks very much for that Ben and Doug. As a quick reminder, if you have any questions you can ask them in the questions section of your gotowebinar control panel. First question, you mentioned on the SeedInvest message section that the 5-10K approval is your single biggest obstacle to commercialization? Do you even need your own robot for the procedure? How valuable is the IP around the robot versus around the rest of the ecosystem of custom implants?

…Nick you there?

Hi, sorry, did you hear me? Alright, Ben can you hear me? Can you hear me now?

Sorry about that, we can hear you guys now.

I think everybody else could probably hear me, but you guys couldn't hear me because you had the computer on mute. Yeah, I didn't just leave you hanging there. Alright we'll try that again.

So you mentioned on the SeedInvest message section that the 5-10K approval is your single biggest obstacle to commercialization? Do you even need your own robot for the procedure? How valuable is the IP around the robot versus around the rest of the ecosystem of custom implants?

Sure, so the basic philosophy of Monogram is we really want to be a software company facilitating the insertion of the next generation of implants. The largest acquisition this phase was a company called Mako, which was bought by Stryker for 1.65 billion dollars. So really the idea for Monogram is to be as platform agnostic as possible and to be able to plug in our very highly complex control algorithms into any piece of hardware on the market. So right now for example, Stryker has 650 robots installed globally. We don't want to take anybody out of the market in terms of being able to acquire Monogram and put it to work.

One of the challenges is, we should say this, our robot is a 7 degree of freedom robot, that we are buying from a supplier called [Kooka], we have a perpetual supply agreement that says as long as they make the robot, they'll supply at a fair market price. So we, we're not reinventing the wheel from a hardware perspective, but we are reinventing the wheel from a software perspective. So all of those fancy bells and whistles that are driving the robotics system are custom and developed for Monogram use.

In terms of do we need, where the value lies, the value really lies in Doug's realization that you could use patient images and 3D printing and robotics to really fundamentally reimagine implant design in a way that solves clinical problems. And the beauty is that it doesn't only solves clinical problems, it solves business problems, real business problems. So Monogram is planning on disrupting the business model fundamentally. It's a business model that's reliant on generic, off the shelf implants, you have to have massive amounts of inventory, it's a one size fits none model. We think that that can be totally reimagined, and the core benefit is that these are actually clinically superior as we've demonstrated with our data.

So I'd say that we're an implant company, we need robots to insert these implants but we, as Doug kind of talked about, robots aren't going anywhere. In fact if you look at the number 1 growing orthopedic company, it's Stryker, and you look at the number 1 product that's growing, it's the Stryker Triathlon, and that's the only robotically inserted total knee on the market, it's the only FDA approved total knee on the market, and it's robotically inserted.

So the fastest growing product and the most adoption is being driven by the product that uses robots and press fit implants. So it's not going anywhere, this is the future, it's beyond debate at this point. What really matters now is can we get to market in a way that is efficient, cost efficient, can we scale, and the biggest hurdle really is putting all of the pieces together and commercializing this technology.

Does that answer it Nick?

Yeah that's a great answer, we actually got a response that said great answer, thank you.

Okay, great.

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Next question, can you expound a little bit on your revenue model?

Sure, so we can share, I guess Nick, I'm trying to think about what's on the presentation on SeedInvest, we have a presentation slide that breaks that out, but really it's a two step process.

So the way that the sales process works, and if you go and look at Stryker conference calls they really confirm this, is you have to find a surgeon advocate within an institution. That surgeon makes a pitch to the buying group that kind of has the hospital budget, or the purse strings to the hospital, and they have to make the case for two things.

One, that whatever they want to buy has some clinical benefit that is quantifiable.

And then two, that it's actually cost efficient and will either generate revenue or generate savings for the hospital.

So we have already started discussions, Doug has pretty solid connections in terms of surgeons that are interested in the technology, so that's been the focus of our efforts, finding and identifying key surgeons who will be the champions of various organizations to drive this. Per robot we expect to generate 600 per placed robot, 600 and 1.5 million dollars, there's a huge gamut in the terms of how much volume a typical hospital moves. We might even be able to get it as high as 3 million dollars per placed robot.

So we've identified 6 institutions right now today that are interested in the robotic system. We expect that to grow considerably. Our plan is to get to 10-20 million dollars of sales and then have a second fundraise, either an exit through an IPO, through an acquisition, or through financing with a major private equity group with growth capital, and we would at that point grow through a mix of internal and external. So our plan is to try to take this raise as far as we can, our target is 10-20 million organically, with a very lean team, and then scale dramatically from there with a second fundraise. That would be the exit opportunity for investors in this round.

But just to put it into perspective, the total market is 18 billion dollars. There's well over a million hips and knees done a year, it's a huge market opportunity and we think we're well positioned to capture it.

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Have you thought about also addressing shoulders?

Yes. Doug, why don't you talk about that. We're in the process of filing IP on shoulder.

Yeah, so we, it's actually, it's really exciting for me, I'm a hip and knee surgeon, I've been in practice for 16 years, that's my world. But it's been really gratifying and kind of exciting to talk to my colleagues that are in shoulder surgery and in foot and ankle surgery because when we present the platform to them, their juices just get flowing, they immediately start seeing the opportunity to redesign implants that they use. So it almost doesn't matter what joint you're talking about, or the spine for that matter, our platform can improve the current implants.

So that's the long answer. The short answer is yes, we're about to file IP on the shoulder as well as the ankle, and one of my colleagues in spine thinks that there's a huge opportunity in the cervical disk replacement market, so really a lot of ways that we can and will go with this.

I would add to that we're looking at ankles as well–

I said that.

Oh okay. And we, for the campaign when we go live, we're putting together a promo video and one of the surgeons featured is a shoulder surgeon.

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Great. Next question, why have you not yet filed for non-provisional patents? When do you intend to file nonprovisionally?

Sure, so we, Monogram is moving very quickly, so we have two, one actually just got filed today, I expect to have the second filed within the next few days. Part of it is these are very complex technologies, and some of the ideas, it takes a little bit of explaining for the lawyers to really fully understand exactly what we're trying to protect. Some of these ideas are not simple, and so it's really just a matter of lawyers drafting and taking what we've written and making it really defensible. That's the biggest challenge in terms of just filing things very quickly, is the level of complexity of what we're filing.

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Got it. Can you please expand more on the FDA approval timeline and major concerns around it?

Sure, so this is the biggest risk of Monogram. So surgical robotics and orthopedic implants are class two devices, so that means that we will not need what's called a PMA, which is kind of a process that class three devices have to go through. So the question is, we're going to be a 5-10K, the question is whether we need to provide clinical data with our submission or not.

So that's something that's really unknowable with 100% certainty until you submit to the FDA. Now what we do have in our corner so to speak is, there are institutions that are staffed by people who used to work at the FDA and now work as consultants that have relationships with the FDA, understand how the FDA thinks, that we are working with to help advise us in terms of how to submit the 5-10K, the strategy for that and so on.

The benefit that we have is that there's a device in the field called Think Surgical, which is an actively milling robot that mills cavities for implants, and we've also talked to our consultants about this predicate, that we think is, we have a pretty good case for substantial equivalence. And they are in the process of doing a clinical trial on a total knee application. So we're in a pretty good spot, but it's impossible for anybody to say with certainty until you actually submit the paperwork. So that is something that investors should be aware of, is that whether of not we have to do clinical data trials is impossible to say with 100% certainty.

With that said, we think that we can, we don't think that it would be in the scope of the typical cancer drug or that sort of product. Generally speaking the orthopedics– to put it in perspective, Think Surgical, the total knee, their clinical trial started in 2017, they're actually expecting their results in June 2019, if you go on the FDA's website you can see their clinical trial. It was a 115 patient trial, so that is not a massive expense, but it will certainly impact the timeline.

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Got it. Next question, why raise funds via crowd funding versus tradition means, and are there any institutional investors you see coming aboard in this round?

Sure, so the first thing I have to do is I have to speak very highly of SeedInvest, they've been a tremendous partner. They understand the opportunity, they did a lot of work doing due diligence to make sure they understood the opportunity, they've been to our facility, they've gone through our IP, it's really been a thorough due diligence process, so I have to speak very highly of them to start.

The second thing is they were very fair in terms of really striking the right balance between supporting founders and supporting investors. So in terms of just those discussions they've been tremendously supportive.

Part of why we are raising through SeedInvest versus tradition means is because of the size of the round. So, the, medical device venture capital funds are really in one of two buckets. They're either extremely large or they're extremely small. So the typical VC has about 25-50 million dollars, and just in terms of safe allocation of capital, if you think about a 5 to 10% allocation of capital we're talking about maybe 500 thousand, a million dollars, maybe 2 million dollars, to lead a 20 million dollar round is just really difficult.

And the large companies, one of the challenges is they just, to do a deal this size it's very difficult in terms of competing with capital for biotech, biotech is very hot right now, and they just want to see companies that are a little more mature in terms of how far along they are, they really want to see companies, really, I would say venture capital and medtech has moved more towards growth capital than true venture capital. So that confluence of factors, and then Doug and I have a lot of relationships with people that are interested in the story, institutional investors and so on that we expect to participate in this round, and having a platform like SeedInvest to help syndicate the round is great.

So that's really the primary reasons for it.

We also like the idea of our investors having liquidity. So I know that there's no secondary market in place now, but for employees of Monogram down the road, and being able to do an IPO down the road, having all these pieces in place are very attractive.

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Thanks Ben. Next question, do you see any other applications of your robotic technology in the future?

Sure, Doug's going to jump into that one.

Yeah, I could probably take that. So in addition to all of the different joints that I mentioned, we actually just had this conversation with one of the heads of sports medicine at J&J, there are applications in sports as well. For example, placing tunnels for an ACL graft, the precision of the placement of those tunnels is always a challenge. That's something that the robot could do really easily with preoperative bone mapping, and that kind of thing. As I said, spine is another area of orthopedics. Probably could do some trauma applications in terms of complex screw placement for big pelvic fractures and that kind of thing, where often placing those screws can be somewhat dangerous because all of the blood vessels and critical structures in that area.

So I guess at the end of the day, there's a lot that can be done, and part of the reason that it's so elastic and versatile is that the robot itself is really capable, it's got a lot of degrees of freedom so it can be maneuvered in all kinds of different positions, and the software that we've created just allows us to map out virtually any part of the skeleton.

So, it's really kind of, sky's the limit.

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Right, thanks Doug. Next question, who are the competitors that you are the most worried about? Is it just Stryker? How long would it take Stryker to emulate your technology?

Sure, so yes, it is just Stryker today. Stryker is the only company on this base with an FDA approved robot, surgical robot for knees and hips. Think Surgical is FDA approved, but they are no longer active in the hip space and Stryker– their business is very small, they're only reaming the acetabular cup, they're doing nothing on the stem side.

Maybe you can talk a little bit, Doug, about what's in biomed, DePuy Synthes, Doug's a consultant with many of these companies, so he knows exactly what's they're working on.

Yeah, so I try to get to it in the slides, just covering a lot of ground as fast as we can, but you know, if Mako, which is Stryker, is generation 1, as Ben said before, Stryker's really shellacking the other big players, particularly Zimmer and DePuy. I mean, they're both in negative growth right now, and Stryker has about 7.5% growth in the last year, so Stryker's just crushing the other two. So they're playing catch up by acquiring robotics companies that really constitute the second generation of robots. The problem is, I think and Ben agrees, it's probably going to be too little too late, because at the end of the day, Stryker's just so far out in front, and the robots that Zimmer and DePuy have purchased are still only able to put in traditional implants.

So the reason that DePuy J&J invited us up to Boston today is because they see the need to leapfrog Stryker and really get out in front in developing the next generation of implant, and to do that you need the next generation platform, which is what we offer.

So the next question was could Stryker do this… I never want to be in a position of saying somebody can't do it. As investors, you should assume that it's going to be cutthroat. What I will say is that it's going to be extremely challenging given that they've penetrated about 10% of the market with a robot that is simply unable to do what we are doing. So there are about 5,000 hospitals in the United States, and Mako has penetrated about 10% of those hospitals with a surgical robot. They're charging their customers a million dollars per robot. So we think that it's a two-edged sword, they're trying to, their logic, as has been stated on several conference calls, is because they're the only game in town, they want to make the business as sticky as possible. So if they're able to get a hospital to fork over a million dollars for a robot, that kind of makes them beholden to Stryker and that investment decision.

We think that's going to put them in a position where it's going to be tricky for them to just transition to a different robot and essentially obsolete their entire product and tell hospitals hey, that million dollars you spent is really worthless. Not to say they couldn't, we just think it's a challenging pivot, but the reason that the Mako robot is unable to do this is really twofold.

One is it only has 4 degrees of freedom. So for the hip cavity, it's actually impossible for, if you're familiar with C&C machining, the Millar cavity is actually impossible with their robot, it cannot be done. You need more degrees of freedom.

And furthermore, with the fundamental controls of the robot, they rely on something called haptics. So the user is actually driving the motion of the arm. The thing is that this is unoptimized motion, and the primary objection from surgeons is the time it takes to prepare the bone for insertion of an implant. And so it's really unoptimized.

Monogram is using a fully automated approach that leverages some of the same technologies that are used in industrial automation. We have a robot, basically from, their robot was invented basically before the optical mouse. We're talking about a state of the art robot, the control algorithms that we're using are completely different. I hope that answers it Nick.

You know, the second thing too, we've started to do a really good job as the first movers in the space of protecting the IP, specifically around the implants. These are specific designs that would be at this point very hard to reproduce without infringing on our IP.

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Got it. Question here, is Intuitive Surgical in the same space?

No. So Intuitive is the Da Vinci, so soft tissue type robots are totally different animals. They're essentially what we call master-slave configurations. A surgeon is kind of sitting in a work station off the operating table and has joysticks to control the robot, which is working on the patient. And it's just a way to kind of study the surgeon's hand, and take the tremor out of the surgeon's hand, etcetera.

What we're doing is really kind of very, very sophisticated CAD cam, you know, kind of CNC milling of a hard substance, it's just a different task.

What we will say is Intuitive Surgical has shown the potential of robotics. Like when robotics actually solved clinical benefits, what's possible.

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Got it. Shifting gears a bit, what are your key milestones in the next 12 to 24 months?

Sure, so step one, the next step for us after this funding will be to develop the surgical robot and the implants to what's called a FDA pre-submission. So we're going to be putting together with our regulatory consultants the pre-submission package for the FDA to review. And then once that's approved, we're going to be submitting that to the FDA and we expect, if there's no clinical trial request from the FDA, we'll be at that point within the next 18 months, and then from there we would be submitting that and we would expect to be live within the next 6 to 12 months.

So our hope is to be in the market, assuming there's no clinical trial request, within the next 2 to 3 years.

But fundamentally in the terms of, I guess I would say de-risking the technology, we've really shown, demonstrated our ability to execute what we're executing, now it's a matter of productizing what we've developed for FDA approval.

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Got it. Thanks Ben. Last question here. What is your ideal exit strategy? Would it be the IPO, or be acquired by one of the larger players like J&J?

In terms of just returns on invested capital, the most accretive thing would be to get an acquisition as quickly as possible. But obviously, we're not going to sell the company for less than it's worth. We, from what we've seen, the large companies in this space have been highly inquisitive and the multiples have been very attractive. So generally, we're seeing multiples of around 20 times sales, we think for technology like this, there really has been no comparable acquisition.

So every robot company that's been purchased in this space has been a pure play robot company that has either been inserting as Doug said the same old generic implants, or partnering as in the case for example of Blue Belt with co-marketing agreements with another distributor. So the analogy that I like to use is razors and razorblades. Everybody that's come before us has been a razor handle company. Nobody has fundamentally reinvented the razor blade, so there really isn't a good comp for what we're worth.

What I will say is that this is an 18 billion dollar market, and if we're successful, it will be the future of this market. So we think that the upside is tremendous, and the discussions we're having, we think there's going to be an appetite for an acquisition from somebody.

I just wanted to add, just to put it in some perspective, I'm a consultant with DePuy J&J, they just acquired a company that makes essentially a jackhammer that's used to insert the femoral component, and it has a forced feedback sensor so that it helps prevent fracturing when you are preparing the femur. But it's relatively unsophisticated and it was designed and developed in a surgeon's garage. They just spend 200 million dollars on that company, so they're willing to spend money if they think it's going to help them sell implants.

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Awesome. Makes sense. Well thanks very much Doug and Ben, and thank you to everyone that joined and asked questions. As a reminder, Monogram is currently accepting reservations on SeedInvest as it awaits SEC qualification. You can learn more and make a reservation or ask any outstanding questions to Doug and Ben at seedinvest.com/monogram.

Thanks again guys.

Video 3 Transcript (18:19 – 38:48)

[before 19:10 is all just setting up the screen.]

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So my name is Ben Sexon, and I'm here joined with Dr. Unis who is a practicing orthopedic surgeon of Mt. Sinai here in Manhattan. I'm the CEO of Monogram Orthopedics. Monogram is reimagining orthopedics. So we're developing patient specific implants that are being robotically inserted with a robot that's being driven by our custom controls. And we have a system, a whole ecosystem of software architecture that allows us to take patient scans, process those scans, and auto-generate implants and cut paths for high precision insertion. We're marrying artificial intelligence, robotics, and 3D printing in a way that we believe will completely transform how orthopedic care is being delivered today.

So with that, excited to open it up to questions and learn what folks are interested in learning about.

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Great, thanks Ben. First question, why just the focus on hips and knees?

Sure, so I'll start with that and Doug, why don't you chime in if you have anything to add. So hips and knees, first of all it's the lion's share of the orthopedic joint replacement market, so combined hips and knees account for about 18 billion dollars, so it's obviously the largest market opportunity.

As amazing as this is, hips are a 7 billion dollar market, and there are actually no robotics companies that are providing a full hip solution today. So there were two companies that were in this base. Think Surgical used to be milling cavities, they're no longer doing that, they've completely exited the hip business. And then Mako Surgical, which is only reaming the acetabular cup and doing nothing on the stem side. So in hips we literally are not exaggerating by saying we have no competition.

Knees, one in five patients are not satisfied with the outcome of their knee procedure. It's a huge market, it's going to be within the next five years over 10 billion dollars. It's a growing market, it's a huge pain point, all of the major strategics are excited about getting into knees. We also have proprietary solutions that we think address major pain points for both hip and knee, so there's the primary areas of focus.

That's not to say that we're ignoring ankles or extremities and other markets, but that's where we're diving into first. Doug, anything you want to say?

Yeah, I would just say we are a platform and when we have shown this platform to some of my colleagues in other areas of orthopedics like spine, foot and ankle, shoulder, it's really exciting to see their wheels start turning and start to imagine how they could use this platform of ours to completely reinvent whatever implant they use.

I think the future is, there are lots and lots of applications for this platform, and we have been talking actively with a number of my colleagues to start filing IP on ankle, shoulder, even cervical disk replacement in the spine world. So application is really wide, but bandwidth is somewhat limited at this point.

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Can you talk about the FDA approval process required and timeframe?

Sure, so there are three clinical pathways for an FDA approval. There's a 5-10K without a clinical trial, a 5-10K with a clinical trial, and then there's something called a PMA which is a whole other ball of wax.

So Monogram is commercializing what's known as a class 2 device, so the question comes down to whether this is going to be a 5-10K with no clinical trial, or with a clinical trial. That's an answer that we can't provide at this time. We're in discussions with multiple regulatory experts to determine whether or not a clinical trial will be needed. Those regulatory experts have talked to the FDA, we're still working on getting more detail on whether or not a clinical trial will be required.

One thing that I would say that's very encouraging, is Think Surgical is very far into a clinical trial, the results of which are due in June for a total knee application. We believe our system to be clinically equivalent to the Think Surgical robot in many respects, we believe that the safety features we're adding to our robot are significant, and significant improvements over the Think Surgical robot, but in terms of excavating cavities and creating cavities with a burr, it's quite similar.

So we're encouraged by the substantial equivalent arguments, but that, in our view, is the biggest risk in terms of time to commercialization and cost to commercialization.

So in terms of time to development, assuming the 5-10K pathway, our goal is to be in the market within the next 3 years, 2 to 3 years, aggressively on the 2, more realistic on the 3, if a clinical trial is required it might take a little bit longer than that.

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Are the control algorithms currently used to direct the robot open or closed loop?

So what we're doing right now is open loop, but we are working to closed loop. The company, we are working with a mix of third party consultants who are robotic experts, and we're also vertically integrated with our own engineers. So in terms of our demo right now, it's open loop, but there's a clear pathway to create a closed loop solution.

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How does the recovery time from surgery change with your procedure?

Doug?

Yeah, so it probably won't change the recovery time as much as, for example, like the surgical approach does. What it will change is the early, medium, and long term functional outcomes. Because what we know is that the more accurately we restore patient anatomy, the more high functioning they'll be in the lifetime of their joint replacement. So, the limitation to manual, standard off the shelf implants is that they don't do a great job of accurately restoring anatomy. So focus more on the ultimate, long term outcome with regard to our technology which I think will be superior to the way we do it now. Certainly more reproducible.

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This next question is actually addressed for Doug specifically. What has been the response from fellow orthopedists thus far? I'm sure it has been positive on the whole, but has there been clinical/operative issues that have come up that you are recognizing and working on?

Yeah, orthopedics is like anything else. It's a bell shaped curve as far as adoption of technology. So starting from one side of the curve where you have innovators and early adopters, and going all the way to the other side of the curve where you have laggards and late adopters who really are skeptics. And so that's kind of what it's like talking to my colleagues.

I would say overall, I just gave a keynote talk at an orthopedic industry conference in Chicago, I'm actually at O'Hara airport right now, and the industry response was really positive, I spoke to probably 1000 people this morning who were industry insiders, and the overwhelming sentiment was this is happening. This is inevitable, the inevitable future of orthopedics is mass customization and robotic precision, so it was well received.

As far as with my surgeon colleagues, I would say most people my age, like mid-career are pretty open to this technology and also believe it to be inevitable and see it as a way that they can illuminate some pain points in their life, like complications such as fracture, dislocation, loosening, revisions, and that type of thing. So I think, we're not going to get all of the surgeons right off of the bat, but I think we have a good shot of getting to the left of that adoption curve fairly early on.

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Will this model be applicable to secondary replacement?

Yeah, I got that question this morning. I would say absolutely, in the future, particularly 3D printing of large implants that lend themselves to revision surgeries is a really perfect application for 3D printing and medical image modeling. There are a lot of different challenges to revision, and so I think right off that bat that's not going to be on the menu, but I think absolutely down the road we will have revision surgery. It's also a much smaller market.

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It seems like the robotic element could takes years to implement in hospitals. Why not just focus on the custom implants?

So I would disagree with that assertion. I think robotic technology has come a long way, the robotic arm that we're using is really state of the art, and the robots that are in use in orthopedic operating rooms around the world are kind of like commodore 64 level technology by comparison. So I think that the sophistication and the capabilities of newer technology are much more advanced. And it's done. The robot arm that we're using was made by a giant industrial robotics company, so a lot of the development work on the arm itself is already done. What we've done is integrate our own software operating system and end effector hardware to make it work for our application. So I think that the timeline to getting a robot to market is way faster in 2019 than it was 15 years ago when this was more in its infancy.

So one thing I would just add onto that is the question of why we need a robot. So if you look at our biggest competitor Mako, the Stryker Triathlon, which is their knee system, was invented in 2003, and they made the acquisition of Mako in 2013, so they're using their robot to insert generic knees, and many of the knees continue to be inserted by manual methods, so their knee can be inserted either manually or with a robot.

It would literally be impossible to put our knee in without a robot. What we're doing is we're actually creating organic surfaces that cannot be mimicked with the human hand or surgical instrumentation, so we actually require the robot as a piece of our ecosystem. And that's one of the things that we think is pretty compelling about our story, the robot isn't just a gimmick, it's actually enhancing and doing something beyond what's humanly possible.

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Have hospital administrators given any feedback on transitioning to this new system?

Yeah, I've talked to some of our people. So one of the big things, it's kind of like Moore's law for computer chips, the technology keeps getting exponentially better as the price point continues to fall, and it's the same with robotic technology. So our biggest competitor in the market is Mako, which is owned by Stryker, which is one of the big joint replacement companies, they retail that unit for 1.2 million dollars.

The arm that we're using, which again is far more advanced, retails for somewhere between 50 and 60 thousand dollars. So the price point is coming down precipitously, and so we have modeled it out where we can actually give these robots away, or lend them to hospitals depending on the volume because of the margins that we're making on the actual joint replacement implants themselves. So as far as the capital expense that is the main concern of hospital administrators, it's going to be much more manageable that it has been with previous robotics units in the past.

And if you look at what Medicare has said about the joint replacement market, they have identified one of the biggest issues in the market is the variance in cost between different hospitals. And they've attributed that variance to quality and outcomes, so when they look at the cost of a procedure, let's say in a low volume hospital versus a high volume hospital, and they see a tremendous difference in terms of the cost of care, you know on average, it might be 30 thousand dollars at a high volume hospital and closer to 50 thousand at a low volume hospital, and so they really are interested in normalizing outcomes, and supportive of technologies that they feel support that mission.

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What makes your robot better than a Stryker or Zimmer Platform? How do you defend against them from simply attaching a [burring] tool on the end of their robots?

Sure. So that's a loaded question… do you want to start Doug, or do you want me to start?

Why don’t you take that one.

Sure, so before even diving into the root of this question, I think it's important to emphasize that we believe that the robotic piece of this, the hardware itself, is commoditized. So that's why we're focused on developing custom software that is modular, and that we could theoretically deploy to any robotic system. What we are is an implant company with a proprietary method for delivering implants in an ecosystem for delivering implants that's never been done. But really when you look at our IP and where the gold mine is, it's in Doug's ideas for the hip and knee, which are designs that we've been testing which show extremely promising results, and that are getting implant companies pretty excited.

So I want to start by saying that there's nothing prohibiting us from going to one of those companies and trying to integrate our solutions, or control algorithms into their hardware.

With that said, the Mako robot was developed in the late 1980's, it's a technology that was licensed from Barrett, it's a cable driven, 4 degree of freedom arm that literally could not mill our hip cavity because it just doesn't have enough degrees of freedom.

The Zimmer robot is a Rosa System that is actually a [Stogly] industrial automation robot that they have repurposed for their application. That robot similarly does not have as many degrees of freedom as our arm, and furthermore it doesn't have sophisticated torque sensing that our robot has, so there would be a lot of modifications required for that arm to actually execute the cavities that we're producing.

So the hardware itself is inferior to our hardware, but the golden solution, what Monogram is, is an implant company with a completely proprietary implant and method for delivering our implants.

Doug anything else you want to say about some of the enhancements, robot mounted cameras, that kind of stuff?

Yeah so we have IP surrounding, essentially making the whole system much more user friendly to the surgeon.

So I use a Mako robot, I've used multiple other robots, I was a consultant at Think Surgical for about 5 years, so I'm pretty familiar with the 1st generation orthopedic robots. So one of my big goals with Monogram is to dissect out the pain points that we find in the 1st generation robots and try to innovate to eliminate them.

So we have sped up the process of registering the patient's anatomy with a specific mold that we 3D print to fit on the patient's bone.

We have created obstacle avoidance with the robot, so we have special retractors with bar codes printed on them that the robot avoids, so it allows the surgeon to kind of protect the soft tissue while allowing the robot to very quickly and efficiently mill the bone, so speeding the whole process up while also making it safer.

We've also eliminated line of sight issues, so traditional 1st generation robots use an off the table camera to track the patient's movement. What we've done is eliminated the line of sight issues where we can't get in the way of that camera. We have mounted a robot, we've mounted cameras onto the end of the robot, so that all it has to do is see what's just a few inches in front of it, rather than see across the operating room. So that has really made the whole system a lot more seamless and less disruptive to the OR flow.

So we're really, I think as a surgeon, those are the kinds of things that if I got that in my hands, I would be more likely to adopt a system like that than some of the earlier, 1st gen robotic systems.

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Great. Thanks very much, Ben and Doug, that's all the time that we have for you guys today, but nicely done. Appreciate it.